Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works, Co., Ltd. (SEC File No. 132-02715)

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-02716)

December 21, 2010

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
(Tel: +81-3-6403-3040)	(Tel: +81-3-6364-3611)

Panasonic News Bureau
(Tel: +81-3-3542-6205)

Makoto Mihara	Koji Honda
Investor Relations	Investor Relations
(Tel: +81-6-6908-1121)	(Tel: +81-3-6364-3648)

Panasonic Announces that it Makes SANYO its Wholly-owned Subsidiary through Share Exchange

Osaka, December 21, 2010 — Panasonic Corporation (NYSE: PC/TSE: 6752, “Panasonic”) and SANYO Electric Co., Ltd. (TSE: 6764, “SANYO”) resolved to conduct a share exchange (the “Share Exchange”) in order to make Panasonic a wholly-owing parent company and SANYO a wholly-owned subsidiary at a meeting of each respective company’s Board of Directors held today, and a share exchange agreement (the “Share Exchange Agreement”) has been executed between Panasonic and SANYO. The Share Exchange is scheduled to be implemented after the Share Exchange Agreement is approved by resolution of an extraordinary general meeting of shareholders of SANYO that is scheduled to be held on March 4, 2011. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kani kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

Also, shares of SANYO are scheduled to be delisted as of March 29, 2011 (the last trading date of the shares is scheduled to be March 28, 2011), which is prior to the effective date (April 1, 2011 (scheduled)) of the Share Exchange.

1.	Purpose of Making SANYO a Wholly-owned Subsidiary of Panasonic through the Share Exchange

As described in the press release, “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” dated July 29, 2010, and the press release regarding the amendment to the said press release, ‘Panasonic Announces Additional Information regarding “Commencement of Tender Offer for Shares of Common Stock of SANYO”’ dated August 20, 2010, (collectively the “Press Releases of the Tender Offer”), Panasonic conducted a tender offer (the “Tender Offer”) targeting all shares of SANYO from August 23, 2010, to October 6, 2010, in order to make SANYO its wholly-owned subsidiary. As a result, as of today, Panasonic holds 4,973,778,473 shares of SANYO, which equates to 80.77% of the shareholding percentage of issued shares of SANYO (6,158,053,099 shares as of September 30, 2010).

As described in the Press Releases of the Tender Offer, Panasonic planned to make SANYO its wholly-owned subsidiary. Since Panasonic failed to acquire all shares of SANYO (excluding treasury shares held by SANYO) through the Tender Offer, Panasonic and SANYO have decided to make SANYO a wholly-owned subsidiary of Panasonic through the Share Exchange.

The purposes of making SANYO a wholly-owned subsidiary of Panasonic have already been explained in the Press Releases of the Tender Offer and the press release released by SANYO titled “Announcement of Implementation of Tender Offer for Shares of SANYO Electric Co., Ltd. by Controlling Shareholder Panasonic Corporation and Recommendation for Shareholders to Tender Shares in Tender Offer” dated July 29, 2010, etc., and the details thereof are as described below.

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, SANYO has been developing its activities, such as manufacturing, sales, maintenance and services, in the Energy Business Segment, Electronic Device Business Segment, Digital System Business Segment, Commercial Business Segment, Consumer Electronics Segment and Other Business Segment, and, under the management philosophy, “We are committed to becoming an indispensable element in the lives of people all over the world,” and has been striving to increase customer value. Notably, SANYO has a large global market share and high level of technology on a global scale, and is well-established as a leading global company with respect to the consumer lithium-ion battery business. In addition, with respect to the lithium-ion battery business for Hybrid Electric Vehicles (HEV) and Electric Vehicles (EV), an area in which rapid market growth is expected in the future, co-development with domestic and foreign car makers is being implemented. As well as addressing development and commercialization of a much more sophisticated system, SANYO completed and introduced a new commercial production line. Also, in the photovoltaic systems business, SANYO is promoting an increase in production capacity for the HIT (crystalline silicon) solar cell, which is the top-selling photovoltaic product, by constructing a new plant in order to meet growing demand.

Under these circumstances, Panasonic and SANYO, with the objective of overcoming a harsh global competitive environment, aiming to maximize the corporate values of both Panasonic and SANYO, agreed on November 7, 2008, to enter into discussions regarding a capital and business alliance based on the premise of making SANYO a subsidiary of Panasonic, and made an announcement on December 19, 2008, titled “Panasonic and SANYO Agree to Capital and Business Alliance.” Thereafter, as described in the press release titled “Panasonic Announces the Result of Tender Offer for SANYO Shares” dated December 10, 2009, Panasonic implemented a tender offer (the “Previous Tender Offer”) for SANYO’s shares and came to own 50.19% of the total number of voting rights of all shareholders, etc. of SANYO (as of September 30, 2009), and SANYO became a consolidated subsidiary of Panasonic.

As a result, the Panasonic Group has become a company group with further reach and expertise in the electronics industry with 6 segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, as well as SANYO.

On January 8, 2010, Panasonic announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, on May 7, 2010, Panasonic announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision.

Under GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, Panasonic will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas. With regard to these business areas, Panasonic expects energy systems, heating/refrigeration/air conditioning, and network AV to be the core businesses of the group and to drive sales and revenues of all group companies, and Panasonic intends to significantly develop the 3 business areas of healthcare, security, and LED as the next-generation key businesses. Furthermore, with those businesses as the core of Panasonic’s businesses, the Panasonic Group will pursue a form of growth unique to it, through the provision of “comprehensive solutions for the entire home, the entire building, and the entire town.”

Also, SANYO, sharing the vision as the Panasonic Group and the concept of GT12, formulated its new midterm management plan (the “Target’s Midterm Plan”) that was announced in detail on May 11, 2010. In Midterm Plan of SANYO, SANYO clearly states that it will aim to “establish the foundation for a highly profitable company by demonstrating synergy,” and that it will, in addition to further strengthening the management culture aiming to improve profitability, accelerate concentrated investment of its management resources to the energy business and enhance the competitiveness of profitable businesses in order to establish continuous competitive superiority. In particular, in the solar cell business that is included in the energy systems, one of the 6 key business areas of the Panasonic Group, SANYO will make aggressive investments for the purpose of increase in production of cells and modules, and will accelerate the development of next generation solar cells so as to become, in fiscal 2013, the No. 1 player in the domestic market and to become, in fiscal 2016, one of the top 3 players in the global market. Also, SANYO has a policy of firmly maintaining its world leading status in the consumer rechargeable battery business by increasing sales in existing uses and developing new uses. Furthermore, in the HEV and EV business (rechargeable batteries for eco cars), SANYO aims to gain a 40% global market share in fiscal 2021.

In addition, Panasonic and SANYO set up the “Collaboration Committee” after the Previous Tender Offer, and have considered specific measures to generate synergies. As a result, Panasonic and SANYO established a goal to generate synergies for over 80 billion yen in the group’s operating profit, in fiscal 2013, through various measures such as strengthening the group-wide sales network in the solar cell business, and optimizing their strengths to the fullest extent in the lithium-ion battery business. The contents of these measures are incorporated in GT12.

Although Panasonic and SANYO have already shared a management strategy as group companies and have implemented various collaborative measures, including sales of the HIT solar cells through Panasonic’s sales channels on a full-fledged scale starting from July 2010, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential. In addition, as the collaborative measures, which are the key to demonstrating group-wide potential, are in the execution phase, it is expected that the results of these collaborative measures will be achieved earlier and more steadily to maximize the effects of such measures, through Panasonic making SANYO its wholly-owned subsidiary.

In such circumstances, taking the proposal of Panasonic as an opportunity, Panasonic and SANYO have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, Panasonic and SANYO came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making SANYO a wholly-owned subsidiary of Panasonic through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of SANYO but also to expand the corporate value of the entire Panasonic Group. Along with such discussions and considerations, Panasonic has been discussing and considering with Panasonic Electric Works Co., Ltd. (“Panasonic Electric Works”), a consolidated subsidiary of Panasonic, and has also come to the conclusion that making Panasonic Electric Works a wholly-owned subsidiary of Panasonic is highly beneficial not only to expand the corporate value of Panasonic Electric Works but also to expand the corporate value of the entire Panasonic Group.

Furthermore, the three companies - Panasonic, Panasonic Electric Works and SANYO — resolved, at their respective Board of Directors meetings held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of Panasonic Electric Works and SANYO in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisition of All Shares of the Subsidiaries”) by around April, 2011 and released the “Announcement of the Agreement toward Panasonic’s Acquisition of All Shares of Panasonic Electric Works and SANYO.”

In future, Panasonic, Panasonic Electric Works and SANYO will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. Panasonic will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

- Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

- Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal” -style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strengths of SANYO, such as its rechargeable batteries business and solar business, as well as its customer network.

- Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of Panasonic Electric Works.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

The details of the reorganization will be announced as soon as they are determined.

Further, together with this reorganization, Panasonic Group will consider integrating “SANYO” brands, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

Panasonic believes that the Acquisitions of All Shares of the Subsidiaries and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable a rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in the GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as the “key business for the next generation”, Panasonic will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, Panasonic intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business sites of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, Panasonic aims to ensure the achievement of the targets of the midterm management plan, GT12, which Panasonic announced on May 7, 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions (using the fiscal year ended March 2006 as the base)” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

2.	Outline of the Share Exchange

(1) Schedule for the Share Exchange

Date on which the execution of the Share Exchange Agreement is resolved at the Board of Directors meeting (Panasonic and SANYO, respectively)	Tuesday, December 21, 2010

Date on which the Share Exchange Agreement is executed (Panasonic and SANYO, respectively)	Tuesday, December 21, 2010

Date on which the public notice of the record date for the extraordinary general meeting of shareholders will be given (SANYO)	Wednesday, December 22, 2010 (scheduled)

Record date for the extraordinary general meeting of shareholders (SANYO)	Wednesday, January 12, 2011 (scheduled)

Date on which the extraordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (SANYO)	Friday, March 4, 2011 (scheduled)

Last trading date (SANYO)	Monday, March 28, 2011 (scheduled)

Delisting date (SANYO)	Tuesday, March 29, 2011 (scheduled)

Scheduled date of the Share Exchange (effective date)	Friday, April 1, 2011 (scheduled)

(Note 1)	Panasonic will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders.

(Note 2)	The scheduled date of the Share Exchange (effective date) may be subject to change upon the agreement between Panasonic and SANYO.

(2) Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and SANYO shall become the wholly-owned subsidiary in share exchange. Panasonic plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders. SANYO plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary general meeting of shareholders that is scheduled to be held on March 4, 2011.

(3) Allotment in the Share Exchange

Company name	Panasonic Corporation (wholly-owning parent company in share exchange)	SANYO Electric Co., Ltd. (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	0.115

Number of shares to be delivered upon the Share Exchange	Common shares: 134,256,345 shares (scheduled)

(Note 1)	Share allotment ratio

0.115 shares of Panasonic will be allotted and delivered in exchange for each share of SANYO; provided, however, that no shares will be allotted in the Share Exchange for the shares of SANYO held by Panasonic (4,973,778,473 shares as of today).

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of SANYO held by the shareholders of SANYO (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of SANYO (excluding shares of SANYO held by Panasonic) through the Share Exchange (the “Base Time”) by 0.115 to such shareholders of SANYO in exchange for the shares of SANYO held by such shareholders. In accordance with a resolution of the meeting of the Board of Directors of SANYO that will be held by the day immediately preceding the effective date of the Share Exchange, SANYO will cancel, by the Base Time, all of its treasury shares held by SANYO and those to be held by SANYO by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the cancellation of the treasury shares by SANYO.

(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki) The shareholders who will hold shares of Panasonic constituting less than one unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one unit may purchase from Panasonic the number of shares that will achieve a total of one unit (tangen) together with the number of shares constituting less than one unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one unit (sale by a shareholder of shares constituting less than one unit)

A system whereby holders of shares of Panasonic constituting less than one unit may request Panasonic to purchase the shares constituting less than one unit held by such shareholder.

(Note 4)

Treatment of any fractions of less than one share

With respect to the shareholders of SANYO who will receive the allotment of shares including fractions of less than one share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of share options and bonds with share options in relation to the Share Exchange

Not applicable

3.	Basis for Calculation of the Allotment Concerning the Share Exchange

(1) Basis of Calculation

In order to ensure the fairness and the appropriateness of the share allotment ratio described in 2.(3) “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), Panasonic and SANYO, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and SANYO appointed both ABeam M&A Consulting Ltd. (“ABeam M&A Consulting”) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) as the third-party valuation institutions.

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of SANYO, as shares of SANYO are listed on the financial instruments exchange and a market share price exists, the average market price analysis (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of SANYO on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to SANYO is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Average market price analysis	0.113-0.117

Comparable company analysis	0.033-0.089

DCF Analysis	0.093-0.191

Analyzing the facts, various conditions and the results of the Tender Offer conducted prior to the Share Exchange, Nomura Securities submitted to Panasonic the written opinion (fairness opinion) dated December 21, 2010, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, in the valuation of the shares of Panasonic, ABeam M&A Consulting adopted the market price analysis, the similar companies comparison analysis, which is capable of taking into account profitability, etc. of similar listed companies, and DCF Analysis, which is capable of reflecting the state of future business operations in the assessment, for calculation. In the market price analysis, using December 17, 2010, as the calculation base date, ABeam M&A Consulting adopted the respective average closing share prices and volume weighted average prices for the period commencing on the business day immediately following July 29, 2010 on which the press release by Panasonic titled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” was released, the most recent 3 month-period, the most recent 1 month-period, and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange.

In the valuation of the shares of SANYO, ABeam M&A Consulting conducted a close investigation for the period from the consummation of the Tender Offer to the execution of the Share Exchange Agreement as to whether any events that may materially affect the share value of SANYO had occurred on or after July 29, 2010, which is the date on which the share price of SANYO was calculated based on the purchase price of the Tender Offer. As a result, ABeam M&A Consulting concluded that there were no particular facts that affected the share value of SANYO beyond the assumption and valuation as of July 29, 2010, and adopted 138 yen as the per share value of the shares of SANYO, which is the same as the purchase price in the Tender Offer.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Market price analysis	0.115-0.120

Similar companies comparison analysis	0.061-0.105

DCF Analysis	0.038-0.063

ABeam M&A Consulting was provided with materials and information regarding the financial information and the business plan, etc., of Panasonic and SANYO and, under certain assumptions, calculated the share exchange ratio of the Share Exchange based on that information. Upon the request from the Board of Directors of SANYO, ABeam M&A Consulting submitted the written opinion (fairness opinion) dated December 20, 2010 to the Board of Directors of SANYO. The written opinion (fairness opinion) stated that the Share Exchange Ratio is fair from a financial point of view to the shareholders of SANYO other than Panasonic, etc. (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” as defined in Article 441-2 of the Tokyo Stock Exchange’s Securities Listing Regulations, including Panasonic; “Panasonic, Etc.”).

In the respective valuation of both SANYO and Panasonic, Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio, comprehensively taking into account the result of analyses based on the Historical Share Exchange Ratio Analysis, Comparable Company Analysis, Precedent Transaction Analysis, and Discounted Cash Flow Analysis (the “DCF Analysis”). In the Historical Share Exchange Ratio Analysis, Mitsubishi UFJ Morgan Stanley adopted the implied ranges of the share exchange ratio based on: (i) using December 17, 2010 as a record date (the “Record Date 1”), the respective average closing share prices on the Tokyo Stock Exchange during each of the 3 month-period and 1 month-period prior to and including the Record Date 1 and the closing share price of the Record Date 1, and (ii) using July 28, 2010 as another record date (the “Record Date 2”), which is the last trading day prior to July 29, 2010 on which the press release titled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO” was released, the respective average closing share prices on the Tokyo Stock Exchange during each of the 3 month-period and 1 month-period prior to and including the Record Date 2 and the closing share price of the Record Date 2.

The following shows the outline of the calculation results of the share exchange ratio in the Share Exchange conducted by Mitsubishi UFJ Morgan Stanley (the following shows the assessment ranges derived from each calculation method when the share value per share of Panasonic is set at 1).

Assessment method	Calculation results of share exchange ratio
Historical Share Exchange Ratio Analysis (Record Date 1)	0.110-0.123

Historical Share Exchange Ratio Analysis (Record Date 2)	0.095-0.115

Comparable Company Analysis	0.032-0.071

Precedent Transaction Analysis	0.103-0.136

DCF Analysis	0.027-0.053

Based on the request from the Board of Directors of SANYO, Mitsubishi UFJ Morgan Stanley rendered its fairness opinion dated December 20, 2010 to SANYO’s Board of Directors which opined that the Share Exchange Ratio is, based on and subject to certain assumptions, limitations and qualifications stated therein, fair from a financial point of view to the holders of shares of common stock of SANYO other than Panasonic.

(2) Process of Calculation

Panasonic and SANYO have referred to and carefully reviewed the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions, and continuously negotiated and consulted with each other on the valuation of shares of SANYO based on the same price as the purchase price of the Tender Offer, taking into account various conditions and results of the Tender Offer conducted prior to the Share Exchange, market share price level of shares of Panasonic and other various factors. As a result, Panasonic and SANYO came to a decision that the Share Exchange Ratio is proper and does not undermine the interests of their respective shareholders. Therefore, Panasonic and SANYO executed the Share Exchange Agreement between themselves based on the resolutions of the Board of Directors meetings of Panasonic and SANYO held today with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and SANYO in the case of any material changes to the conditions that are the bases of the calculation.

(3) Relationship with Valuation Institution

All of Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley, which are acting as third-party valuation institutions of SANYO, are valuation institutions independent of Panasonic and SANYO, are not related parties, and do not have any material interest to be noted in connection with the Share Exchange.

(4) Prospects for Delisting and Reasons Therefore

Upon the Share Exchange, SANYO will become the wholly-owned subsidiary of Panasonic on the effective date (scheduled to be April 1, 2011), and shares of SANYO will be delisted as of March 29, 2011 (the last trading date will be March 28, 2011). After the delisting, it will be impossible to trade shares of SANYO on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Even after the delisting of shares of SANYO, shares of Panasonic that will be allotted to each of the shareholders of SANYO upon the Share Exchange will remain listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, Panasonic believes that for each shareholder of SANYO who holds not less than 870 shares of SANYO and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Panasonic, which is the number of shares constituting one unit of Panasonic, liquidity of shares will continue to be provided.

On the other hand, each shareholder of SANYO who holds less than 870 shares of SANYO will receive the allotment of shares of Panasonic in the number less than 100 shares, which is the number of shares constituting one unit of Panasonic. Although shareholders cannot sell such shares constituting less than one unit on the financial instruments exchange markets, each shareholder who will hold shares constituting less than one unit may request Panasonic to purchase the shares constituting less than one unit held by such shareholder. In addition, such shareholders may purchase from Panasonic the number of shares that will achieve a total of one unit together with the number of shares constituting less than one unit held by themselves. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one unit” in 2.(3) above. For the details of the treatment of any fractions in the case where the number of shares of Panasonic to be delivered upon the Share Exchange includes any fractions of less than one share, see (Note 4) “Treatment of fractions of less than one share” in 2.(3) above.

(5) Measures to Ensure Fairness

Since Panasonic already owns 80.77% of the number of issued shares of SANYO, in implementing the Share Exchange, it requested Nomura Securities, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange. Referring to such calculation results, Panasonic negotiated and consulted with SANYO, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held today.

Panasonic received the written opinion (fairness opinion) dated December 21, 2010, from Nomura Securities, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, SANYO, in implementing the Share Exchange, requested ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley separately, acting as third-party valuation institutions, to calculate the share exchange ratio, in order to ensure the fairness of the share exchange ratio in the Share Exchange. Referring to such calculation results, SANYO negotiated and consulted with Panasonic, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held today. SANYO received the written opinion (fairness opinion) dated December 20, 2010 from ABeam M&A Consulting, stating that the Share Exchange Ratio is fair for the shareholders of SANYO other than Panasonic, Etc. from a financial viewpoint. SANYO also received the written opinion (fairness opinion) dated December 20, 2010 from Mitsubishi UFJ Morgan Stanley stating that the Share Exchange Ratio is fair for the shareholders of SANYO other than Panasonic from a financial viewpoint.

SANYO appointed Seiwa Law Office and Mori Hamada & Matsumoto as its legal advisors, and received advice on the appropriate procedures and responses, etc. for the Share Exchange from a legal perspective.

The Board of Directors of SANYO resolved to establish an independent committee (the “Independent Committee”) consisting of outside experts independent of SANYO and Panasonic to ensure the transparency, reasonableness, impartiality and fairness of the Share Exchange. The Board of Directors of SANYO consulted with the Independent Committee on (i) whether fairness of the process used to determine the share exchange ratio etc., concerning the Share Exchange has been ensured, and (ii) whether the Share Exchange has given full consideration to the interest of the shareholders of SANYO other than Panasonic, Etc. through fair procedures. Mr. Yasuhiro Kawaguchi (Professor and Dean of the Faculty of Law of Doshisha University), Mr. Kiyoshi Seki (Lawyer of Miyazaki Law Firm), and Mr. Ryuichi Hirata (Certified Public Accountant and Partner of Ernst & Young ShinNihon LLC) have been appointed as 3 members of the Independent Committee.

The meetings of the Independent Committee were held 7 times in total from November 8, 2010 to December 20, 2010. The Independent Committee collected information on the matters on which the Board of Directors of SANYO consulted it, and carefully discussed and reviewed such matters. Upon such review, the Independent Committee received an explanation from SANYO on the contents of the proposal made by Panasonic to SANYO, the background leading up to the Share Exchange, the opinion of SANYO about the Share Exchange, and the negotiation process of, and the process used to determine, various conditions of the Share Exchange including the share exchange ratio. Furthermore, the Independent Committee exchanged views, among other things, on the fairness of the share exchange ratio and decision-making concerning the Share Exchange, and the consideration for the interests of the shareholders of SANYO. In addition, referring to the share exchange ratio calculation reports and the written opinions (fairness opinions) submitted by ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley to the Board of Directors of SANYO, the Independent Committee received an explanation on the calculation of the share exchange ratio from ABeam M&A Consulting and Mitsubishi UFJ Morgan Stanley, respectively, and asked them questions.

Under such process, as a result of the careful discussion and review on the matters in reference to which consultation took place above, the Independent Committee submitted a report to the Board of Directors of SANYO on December 20, 2010, stating that (i) it is believed that fairness of the process used to determine the share exchange ratio etc., concerning the Share Exchange has been ensured, and (ii) it is believed that the Share Exchange has given full consideration to the interest of the shareholders of SANYO other than Panasonic, Etc. through fair procedures.

(6) Measures to Avoid Conflicts of Interest

At the Board of Directors meeting of SANYO held today (5 directors in attendance out of 8 directors, and 4 auditors in attendance out of 5 auditors (including 3 outside auditors)), a resolution was adopted with the approval of all of the directors in attendance to execute the Share Exchange Agreement. Further, all of SANYO’s auditors who attended the above Board of Directors meeting expressed the opinion that they recognize no facts that constitute a violation of the duty of due care and diligence and/or the fiduciary duty of directors in relation to SANYO’s execution of the Share Exchange Agreement with Panasonic.

Among the 8 directors of SANYO, Mr. Susumu Koike was either an officer or an employee of Panasonic or its related companies until 2010; and Messrs. Junji Esaka and Kenjiro Matsuba were officers or employees of Panasonic or its related companies until 2009. Messrs. Susumu Koike and Junji Esaka are currently corporate advisors of Panasonic. Therefore, in order to ensure the fairness and neutrality of making decisions at SANYO, these 3 directors have not participated in any deliberations or resolutions regarding the share exchange ratio and the execution of the Share Exchange Agreement , and they have not participated in any discussions or negotiations with Panasonic on behalf of SANYO.

Also, among the 5 corporate auditors of SANYO, since Mr. Takae Makita was an officer of Panasonic until 2009 and he is currently a corporate advisor of Panasonic, in order to ensure fairness and neutrality of making decisions at SANYO, he has not participated in the above-mentioned deliberations.

4.	Outline of the Parties Involved in the Share Exchange

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation		SANYO Electric Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka, Japan

(3)	Name and title of representative	President Fumio Ohtsubo		Executive Director and President Seiichiro Sano

(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.		The manufacture and sale of various electronic equipments

(5)	Paid-in capital	258,740 million yen		322,242 million yen

(6)	Date established	December 15, 1935		April 1, 1950

(7)	Number of shares issued	2,453,053,497 shares		6,158,053,099 shares

(8)	Fiscal year end	End of March		End of March

(9)	Number of employees	385,243 (consolidated)		106,771 (consolidated)

(10)	Major business partners	Companies, etc. domestically and abroad		Companies, etc. domestically and abroad

(11)	Main financing bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust and Banking Co., Ltd. Resona Bank, Limited.

(12)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	5.15%	Panasonic Corporation	50.05%
		Japan Trustee Services Bank, Ltd. (trust account)	4.50%	Oceans Holdings Co., Ltd.	7.09%
		MOXLEY AND COMPANY	3.96%	Sumitomo Mitsui Banking Corporation	3.00%
		Nippon Life Insurance Company	2.73%	Daiwa Securities SMBC Principal Investments Co. Ltd.	1.41%
		Sumitomo Mitsui Banking Corporation	2.32%	Japan Trustee Services Bank, Ltd. (trust account)	1.33%
(13)	Relationships between the parties

	Capital relationship	Panasonic owns 4,973,778,473 shares (80.77%) of the number of issued shares of SANYO (6,158,053,099 shares) as of today.

	Personnel relationship	3 corporate advisors of Panasonic assume office as a director or a corporate auditor of SANYO.

	Transaction relationship	Panasonic conducts sales and purchase transactions of finished products, merchandise, material, etc. with SANYO.

	Status as a related party	SANYO is Panasonic’s consolidated subsidiary, and therefore, SANYO is a related party of Panasonic.

(14) Operational results and financial conditions for the recent 3 years

Fiscal year ended	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)			SANYO Electric Co., Ltd. (Consolidated, U.S. G.A.A.P.)
	March 2008	March 2009	March 2010	March 2008	March 2009	March 2010
Net assets	4,256,949	3,212,581	3,679,773	334,437	171,604	129,572
Total assets	7,443,614	6,403,316	8,358,057	1,683,837	1,345,403	1,391,273
Shareholders’ equity per share (yen)	1,781.11	1,344.50	1,348.63	1.31	(25.00)	17.64
Net sales	9,068,928	7,765,507	7,417,980	1,852,602	1,647,263	1,556,596
Operating profit	519,481	72,873	190,453	80,792	29,575	40,357
Ordinary income	—	—	—	—	—	—
Net income (loss) attributable to the company	281,877	(378,961)	(103,465)	28,700	(93,226)	(48,789)
Net income (loss) per share attributable to the company (yen)	132.90	(182.25)	(49.97)	4.67	(15.18)	(7.94)
Dividend per share (yen)	35.00	30.00	10.00	0	0	0

(Note 1)	As of September 30, 2010, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)	The item “Ordinary income” is omitted since it does not exist under the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.), which have been adopted in the consolidated results of Panasonic and SANYO.

(Note 4)	As SANYO caused the semiconductor business to be a business in the process of discontinuation from the three months ended June 30, 2010, the “Net sales” and “Operating profit” of SANYO have been restated.

5.	Status after the Share Exchange

Wholly-owning parent company in the share exchange
(1) Corporate name	Panasonic Corporation

(2) Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan

(3) Name and title of representative	President Fumio Ohtsubo

(4) Description of business	The manufacture and sale of electric and electronic equipment etc.

(5) Paid-in capital	258,740 million yen

(6) Fiscal year end	End of March

(7) Net assets	Not determined at present

(8) Total assets	Not determined at present

6.	Outline of Accounting Treatment

With respect to Panasonic, the Share Exchange is expected to be treated as a capital transaction in accordance with U.S. G.A.A.P., and goodwill is not expected to arise.

7.	Future Outlook

The impact of the Share Exchange on the operating results of both Panasonic and SANYO is expected to be minor, since SANYO is already a consolidated subsidiary of Panasonic.

8.	Matters regarding Transaction, Etc. with Controlling Shareholders

Panasonic is the controlling shareholder of SANYO, and the Share Exchange is deemed to be, in relation to SANYO, a transaction, etc. with a controlling shareholder. The Share Exchange complies with “the Guidelines for Protection of Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” as indicated in the Corporate Governance Report disclosed by SANYO on October 29, 2010.

SANYO has determined what the Share Exchange Ratio should be, and will implement the Share Exchange, after taking measures to ensure the fairness of share exchange rate in the Share Exchange and to avoid conflicts of interests as set out in 3.(5) “Measures to Ensure Fairness” and 3.(6) “Measures to Avoid Conflicts of Interest” above.

The guidelines that SANYO indicates in the Corporate Governance Report disclosed on October 29, 2010 state that “the Company independently makes management decisions as a listed company, and prevents the transactions and other actions that are advantageous to the parent company arising from disadvantages to the Company as well as minority shareholders” and “the transaction with the parent company is executed on the same conditions as those for the common transactions fully taking into account the market price and other factors”.

Concerning the fact that the resolution of the implementation of the Share Exchange is not disadvantageous to the minority shareholders, especially from perspective of fairness of the price, the Board of Directors of SANYO received a fairness opinion dated December 20, 2010 from ABeam M&A Consulting, which is a third-party valuation institution independent of, and without any interest in, SANYO and Panasonic, stating that the Share Exchange Ratio is fair for shareholders of SANYO other than Panasonic, Etc. from a financial viewpoint.

The Board of Directors of SANYO also received a fairness opinion dated December 20, 2010, from Mitsubishi UFJ Morgan Stanley, which is a third-party valuation institution independent of, and without any interest in, SANYO and Panasonic, stating that the Share Exchange Ratio is fair for shareholders of SANYO other than Panasonic from a financial viewpoint.

Moreover, the Board of Directors of SANYO received a report from the Independent Committee that was established to ensure the transparency, reasonableness, impartiality and fairness of the Share Exchange, consisting of three outside experts independent of SANYO and Panasonic, stating that (i) it is believed that fairness of the process used to determine the share exchange ratio etc., concerning the Share Exchange has been ensured, and (ii) it is believed that the Share Exchange has given full consideration to the interest of the shareholders of SANYO other than Panasonic, Etc. through fair procedures.

End

(Reference) Forecast of Consolidated Financial Results for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

Panasonic (forecast of consolidated financial results for the current fiscal year as of July 29, 2010)

(in millions of yen)

	Net sales	Operating profit	Income (loss) before income taxes	Net income (loss) attributable to Panasonic Corporation
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	8,900,000	310,000	210,000	85,000
Financial results for previous fiscal year (fiscal year ended March 2010)	7,417,980	190,453	(29,315)	(103,465)

SANYO (forecast of consolidated financial results for the current fiscal year as of December 9, 2010)

(in millions of yen)

	Net sales	Operating profit	Net income (loss) from continuing operations before income taxes	Net income (loss) attributable to SANYO
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	1,600,000	40,000	15,000	(25,000)
Financial results for previous fiscal year (fiscal year ended March 2010)	1,556,596	40,357	(28,981)	(48,789)

(Notice Regarding Registration on Form F-4)

Panasonic Corporation has filed a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with each of the proposed share exchange between Panasonic Corporation and SANYO Electric Co., Ltd. (the “SANYO Share Exchange”) and between Panasonic Corporation and Panasonic Electric Works Co., Ltd. (the “PEW Share Exchange”). The Form F-4 for each of the SANYO Share Exchange and the PEW Share Exchange contains a prospectus and other documents. If each Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO Electric Co., Ltd. or Panasonic Electric Works Co., Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus contain important information about the subject company and Panasonic Corporation, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that have been filed and may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

Email: irinfo@gg.jp.panasonic.com

URL: http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

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